

PARTICIPANT ASSISTIVE PRODUCTS

Wheelchairs for kids across the world. A feel good investment offering 1.5 X on a loan.

participant.life   San Francisco, CA   𝕏 f ⊙   B2C   Health & Fitness

Highlights

1 Delighted customers - Letters of Intent to buy 2,500 wheelchairs/year, $750,000 revenue.

2 Price advantage - our price $800 vs USA market price $2,300. And, our product is better.

3 Strategic manufacturing partnership - with Nissin Japan, the second largest wheelchair company in Japan

4 Product1 fills a gap - in the market and there are few competitors in this middle-market niche

5 Field trials demonstrate effectiveness - two complete and 17 booked

6 Strong team - 150 designs, 2 successful exits, and 100 yrs. of experience

7 A lasting company - our intent is a solution on the scale of the need that stays on track, guided by our Benefit Corporation status

8 Three successful crowdfunding campaigns and $224,000 raised from other investors

Our Team

 **Keoke King** CEO, President, Co-Founder

Sold 70,000 wheelchairs to 45 countries.

 **Dave Calver** CCO, Co-Founder

Trained wheelchair seating, a sub-specialty in Occupational Therapy, in 33 countries to 650 clinicians.

 **Wayne Hanson** Product Developer, Co-Founder

Founded and successfully exited three US wheelchair companies. An inventor who laid the foundation for the current pediatric wheelchair industry.

 **Ryota Yamada** Product Developer, Co-Founder



Designed over 130 wheelchairs (lost count) for the USA, Japan, and Europe markets including 3 which are rapidly rising stars in lower income countries.



Bruno Feldmann Technical Supervisor

Video guru with 13 years of experience in production and social media marketing. Fluent in Spanish, Portuguese, & English.

A Basic Human Need That Was Ignored

Able bodied children access education and engage in rich social opportunities. For the 8 million children with mobility disabilities, these basic human rights are often denied. Without a proper wheelchair these children miss out on their childhood and experience preventable secondary medical complications.







- BAD HIPS AND PELVIC POSTURE.
- INCREASED SPASTICITY.
- REDUCED MOTOR FUNCTION.

- IMPROVED HIPS AND PELVIC POSTURE.
- DECREASED SPASTICITY.
- IMPROVED MOTOR FUNCTION.

Increasingly, hearts – and funding – have moved to the needs of these children. This is marvelous and underreported good news. Unfortunately, reasonable quality wheelchairs are absurdly expensive.

Product1 solves problems with affordability, durability, and ease of provision for lower income countries, a rapidly growing $69M market, and offers an affordable product for US customers, a $100M market. This cross subsidy marketing strategy affords healthy margins, brand awareness, and product feedback from the US market; and, allows economies of scale and massive social impact through discounted sales to lower income country markets.

A Social Impact and Business Opportunity

Now is a pivotal time when a scalable, commercial solution is needed to fulfill requests by governments, non-profits, and parents - both in the USA and abroad.

Lessons learned from the global fight against HIV/AIDS, like pooling procurement from smaller nations, are being used to serve kids with disabilities. The World Health Organization, the UK, the USA, and the Norway governments have joined forces. Together they are pushing for governments to do their job and serve these kids.

What Makes This Wheelchair Special

After seeing our prototype, over 120 experts, users, and parents have agreed that Product1 solves big problems for users and caregivers.



> "*This will revolutionize the wheelchair concept in Nicaragua... a dream come true for children with disabilities .*"

CRISTIANA LOPEZ | PHYSIOTHERAPIST
MANAGUA, NICARAGUA



> "*We're blown away! Families in the USA need a transportable and customizable chair. For Thomas, Product1 will make quick trips and adventures easier. Finally, a hassle free and affordable alternative*

affordable alternative.

ISABEL LYDON

A Different Kind of Company

Participant will be a lasting company that serves basic needs for decades - we're not selling out to a big company. Our mission is to increase the participation of people with disabilities by making affordable, user-centered products. As a Public Benefit Corp (B-Corp Pending), our starting point puts users' needs and massive-scale impact at the center of our vision. American users are fed up with outrageous prices, delays, and broken chairs. We're out to change that.

  

Our designers are watching the near horizon for the distributed manufacturing revolution. Currently, designs are being simultaneously developed for conventional methods and for localization with 3D printing. (Revenue for repayment of this debt investment will come from conventional manufacturing, not from industrial 3D printing.) When 3D printed parts are commercially viable, new opportunities will open for production near to users and employment for people with disabilities.